July 11, 2023

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Arzhang Navai and Suzanne Hayes

Re:	Apogee Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-272831)

Dear Mr. Navai and Ms. Hayes:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 10, 2023 and the date hereof, approximately 3,300 copies of the Preliminary Prospectus, dated July 10, 2023, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on July 13, 2023 or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Gibson, Dunn and Crutcher LLP, request by telephone that such Registration Statement be declared effective.

[signature page follows]

Very truly yours,

JEFFERIES LLC
COWEN AND COMPANY, LLC
STIFEL, NICOLAUS & COMPANY, INCORPORATED
GUGGENHEIM SECURITIES, LLC

As representatives of the Underwriters

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nick Oust
Name: Nick Oust
Title: Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Ronald Gerber
Name: Ronald Gerber
Title: Senior Managing Director

[Signature Page to Acceleration Request Letter]